PANAM TERRA, INC.
900 Biscayne Blvd., Suite 3307
Miami, FL 33132
305-610-8000
305-424-9501 (fax)

January 30, 2012
VIA EDGAR
Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	PanAm Terra, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed December 28, 2011
File No. 000-54375

Dear Mr. Dang:

I am writing in response to your letter dated January 23, 2012.  The Staff’s comments are set forth below and indented, each followed by our response.

General

1.
We note your response to comment 3 in our letter dated September 9, 2011.  Please revise to explain how the Fortress Technology transaction constituted a “spin-off.” Also, clarify if you created two companies with the same shareholder base as a result of the “spin-off” transaction.

Response to Comment 1

The earlier reference to the divestiture of Fortress Technology as a “spin-off” was erroneous.  The text that we added to Item 10 in response to comment 3 in your letter dated September 9, 2011 discloses that PanAm Terra transferred Fortress Technology to a company managed by Alexandre Clug, PanAm Terra’s CEO.  As such, the transaction did not meet the legal definition of a “spin-off.”

Security Ownership of Certain Beneficial Owners and Management, page 23

2.	Please tell us why the persons that purchased your shares on January 14, 2011 are not included in this table.

Response to Comment 2

When the Staff has completed its review of our response to the comments, we will file an amendment to the Form 10 in which we will modify the table on page 23 thus:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Alexandre Clug	2,453,306 Shares(2)	48.8%
Henry L. Gewanter	80,000 Shares(3)	1.6%
E. Chadwick Mooney	80,000 Shares(3)	1.6%
All officers and directors (5 persons)	2,797,111 Shares	55.7%
James Dixon	705,205 Shares	14.0%
Raul Echeverria	306,342 Shares	6.1%

Sincerely,

/s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer

Acknowledgement

PanAm Terra, Inc. hereby acknowledges that:

•	PanAm Terra, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PanAm Terra, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PanAm Terra, Inc.

By: /s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer